DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 25, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated August 25, 2006

Enclosed is a copy of our News Release dated August 25, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

August 25, 2006 For Immediate Release

ATKINSON GOLD PROJECT, LIPTON CLAIM BLOCK, DETOUR LAKE MINE AREA, PORCUPINE MINING DIVISION, ONTARIO, BELOW JAMES BAY

ATKINSON GOLD PROJECT

Overview

Dentonia Resources Ltd. ("Dentonia") holds four properties (3,680 hectares) under option to acquire 100% interest, subject to a 2% royalty, in the Detour – Atkinson area of Northern Ontario, 15 to 20km south-east of the Detour Lake Mine, (to be acquired by Detour Gold Corp., a Hunter Dickson group company, for $65 million, see Pelangio Mines Inc. ("PLG"), news release of August 22, 2006) at the northern margin of the Abitibi Greenstone Belt. During the period February 6, 2006 to March 23, 2006, a total of 1,493.0 meters of diamond drilling was completed in ten holes on the Lipton claims, which are part of the Atkinson Gold Prospect.

In 1996. Better Resources, in the same general area as the foregoing drilling took place intersected 10.7 g/t Au over a core length of 9.0 meters, hosted within a sequence of felsic tuffs, felsic intrusive rocks, and cherty graphitic chemical sedimentary rocks.

Dentonia's diamond drilling was successful. Seven of the ten holes completed, intersected anomalous concentrations of gold greater than 500 ppb. Holes L-06-5, 6,7,8,9, and 10 intersected gold mineralization in mafic volcanic flows located above the mineralized zone intersected by the 1996 drilling with the highest concentration of gold, in that zone being 6.17 g/t over a core length of 1.0 meters, from hole L-06-10. The gold is commonly associated with trace levels of iron sulphides and thin quartz veins.

A second zone of mineralization was intersected in holes L-06-7, 8, and 9 at or near the contact between the mafic to intermediate volcanics and the underlying felsic volcanic rocks. The best intersection was located in hole L-06-7 with a concentration of 14.01 g/t Au over a core length of 7.7 meters. The gold was hosted in felsic tuffs, and felsic intrusive rocks located immediately below the chemical sedimentary unit.

Additional Claims

The staking of 35 additional claim units, approximately 560 hectares, to the north of area of the 2006 and 1996 drill program was completed in May 2006.

Fall Program

An exploration program of 2,000 meters of core drilling, with helicopter support, consisting of eleven vertical and three angle holes, to depths of 140 meters, has been recommended and accepted by Dentonia.

WO DIAMOND PROJECT, LAC DE GRAS, NWT

The Processing of 566 Tonne Kimberlite

The processing of 566 tonne bulk sample obtained last winter from the Main Vent of the DO27 kimberlite pipe was completed about 10-15 days ago. Dentonia expects results within a few days.

THOMLINSON CREEK MOLYBDENUM PROSPECT, NEAR HAZELTON, BC

An exploration program consisting of drill pad construction, line and path cutting, is in progress, preliminary to 1,500m drill program to begin mid September.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President